EXHIBIT 17.1

Alexey Kotov,

Please accept this letter as my official resignation as director of Caspian Services, Inc.  I have enjoyed working with you and other members of the board and wish the company the best going forward.

Sincerely,

/s/ Jeffrey R. Brimhall
Jeffrey R. Brimhall

March 28, 2016